UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Minerva Neurosciences, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

603380106

(CUSIP Number)

No. 1 Seaton Place, St. Helier, Jersey JE4 8YJ, Channel Islands

and

Ogier House, The Esplanade, St. Helier, Jersey JE4 9WG, Channel Islands.

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 7, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1.	Names of Reporting Persons Index Venture Associates III Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Jersey, Channel Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,808,740 (a)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,808,740 (a)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,808,740

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 15.4% (b)

14.	Type of Reporting Person (See Instructions) CO

(a) Index Venture Associates III Limited (“Index Venture III”) is the general partner of Index Ventures III (Delaware) L.P. (“IVIII Delaware”), Index Ventures III (Jersey) L.P. (“IVIII Jersey”), Index Ventures III Parallel Entrepreneur Fund (Jersey) L.P. (“IVPEF III,” and collectively with IVIII Delaware and IVIII Jersey, the “Index III Funds”) Yucca (Jersey) SLP (“Yucca”) is a co-investment vehicle that is contractually required to mirror the Index III Funds’ investment and is an affiliate of Index Associates III. As a result, Index Venture III may be deemed to share voting and dispositive power over the shares of common stock of the Issuer (“Common Stock”) held by the Index III Funds and Yucca.

(b) All percentage calculations set forth herein assume that there are 18,278,489 shares of Common Stock outstanding as of July 7, 2014, based on information provided by the Issuer.

CUSIP No.

1.	Names of Reporting Persons Index Ventures III (Jersey) L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Jersey, Channel Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 915,621 (c)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 915,621(c)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 915,621

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.0% (b)

14.	Type of Reporting Person (See Instructions) PN

(b) All percentage calculations set forth herein assume that there are 18,278,489 shares of Common Stock outstanding as of July 7, 2014, based on information provided by the Issuer.

(c) IVIII Jersey has sole voting and dispositive control over these shares of Common Stock, except that Index Venture III, the general partner of IVIII Jersey may be deemed to share the right to direct the voting and dispositive control over such stock.

CUSIP No.

1.	Names of Reporting Persons Index Ventures III (Delaware) L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Jersey, Channel Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,859,985 (d)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,859,985 (d)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,859,985

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.2% (b)

14.	Type of Reporting Person (See Instructions) PN

(b) All percentage calculations set forth herein assume that there are 18,278,489 shares of Common Stock outstanding as of July 7, 2014, based on information provided by the Issuer.

(d) IVIII Delaware has sole voting and dispositive control over these shares of Common Stock, except that Index Venture III, the general partner of IVIII Delaware may be deemed to share the right to direct the voting and dispositive control over such stock.

CUSIP No.

1.	Names of Reporting Persons Index Ventures III Parallel Entrepreneur Fund (Jersey) L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Jersey, Channel Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 33,134 (e)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 33,134 (e)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 33,134

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.2% (b)

14.	Type of Reporting Person (See Instructions) PN

(b) All percentage calculations set forth herein assume that there are 18,278,489 shares of Common Stock outstanding as of July 7, 2014, based on information provided by the Issuer.

(e) IVPEF III has sole voting and dispositive control over these shares of Common Stock, except that Index Venture III, the general partner of IVPEF III may be deemed to share the right to direct the voting and dispositive control over such stock.

CUSIP No.

1.	Names of Reporting Persons Index Venture Associates IV Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Jersey, Channel Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,393,477 (f)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,393,477 (f)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,393,477

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.7% (b)

14.	Type of Reporting Person (See Instructions) CO

(b) All percentage calculations set forth herein assume that there are 18,278,489 shares of Common Stock outstanding as of July 7, 2014, based on information provided by the Issuer.

(f) Index Venture Associates IV Limited (“Index Venture IV”) is the general partner of Index Ventures IV (Jeresy) L.P. (“IVIV Jersey”), Index Ventures IV Parallel Entrepreneur Fund (Jersey) L.P. (“IVPEF IV,” and collectively with IVIV Jersey, the “Index IV Funds”). Yucca (Jersey) SLP (“Yucca”) is a co-investment vehicle that is contractually required to mirror the Index IV Funds’ investment and is an affiliate of Index Venture IV. As a result, Index Venture IV may be deemed to share voting and dispositive power over the shares of common stock of the Issuer (“Common Stock”) held by the Index IV Funds and Yucca.

CUSIP No.

1.	Names of Reporting Persons Index Ventures IV (Jersey) LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Jersey, Channel Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,272,674 (g)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,272,674 (g)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,272,674

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.0% (b)

14.	Type of Reporting Person (See Instructions) PN

(b) All percentage calculations set forth herein assume that there are 18,278,489 shares of Common Stock outstanding as of July 7, 2014, based on information provided by the Issuer.

(g) IVIV Jersey has sole voting and dispositive control over these shares of Common Stock, except that Index Venture IV, the general partner of IVIV Jersey may be deemed to share the right to direct the voting and dispositive control over such stock.

CUSIP No.

1.	Names of Reporting Persons Index Ventures IV Parallel Entrepreneur Fund (Jersey) L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Jersey, Channel Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 120,803 (h)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 120,803 (h)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 120,803

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.7% (b)

14.	Type of Reporting Person (See Instructions) PN

(b) All percentage calculations set forth herein assume that there are 18,278,489 shares of Common Stock outstanding as of July 7, 2014, based on information provided by the Issuer.

(h) IVPEF IV has sole voting and dispositive control over these shares of Common Stock, except that Index Venture IV, the general partner of IVPEF IV may be deemed to share the right to direct the voting and dispositive control over such stock.

CUSIP No.

1.	Names of Reporting Persons Index Venture Associates V Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Jersey, Channel Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,014,597 (i)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,014,597 (i)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,014,597

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.5% (b)

14.	Type of Reporting Person (See Instructions) CO

(b) All percentage calculations set forth herein assume that there are 18,278,489 shares of Common Stock outstanding as of July 7, 2014, based on information provided by the Issuer.

(i) Index Venture Associates V Limited (“Index Venture V”) is the general partner of Index Ventures V (Jeresy) L.P. (“IVV Jersey”), Index Ventures V Parallel Entrepreneur Fund (Jersey) L.P. (“IVPEF V,” and collectively with IVV Jersey, the “Index V Funds”). Yucca (Jersey) SLP (“Yucca”) is a co-investment vehicle that is contractually required to mirror the Index V Funds’ investment and is an affiliate of Index Venture V. As a result, Index Venture V may be deemed to share voting and dispositive power over the shares of common stock of the Issuer (“Common Stock”) held by the Index V Funds and Yucca.

CUSIP No.

1.	Names of Reporting Persons Index Ventures V (Jersey) LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Jersey, Channel Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,006,442 (j)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,006,442 (j)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,006,442

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.5% (b)

14.	Type of Reporting Person (See Instructions) PN

(b) All percentage calculations set forth herein assume that there are 18,278,489 shares of Common Stock outstanding as of July 7, 2014, based on information provided by the Issuer.

(j)  IVV Jersey has sole voting and dispositive control over these shares of Common Stock, except that Index Venture V, the general partner of IVV Jersey may be deemed to share the right to direct the voting and dispositive control over such stock.

CUSIP No.

1.	Names of Reporting Persons Index Ventures V Parallel Entrepreneur Fund (Jersey) LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Jersey, Channel Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 8,155 (k)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 8,155 (k)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,155

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.00045% (b)

14.	Type of Reporting Person (See Instructions) PN

(b) All percentage calculations set forth herein assume that there are 18,278,489 shares of Common Stock outstanding as of July 7, 2014, based on information provided by the Issuer.

(k) IVPEF V has sole voting and dispositive control over these shares of Common Stock, except that Index Venture V, the general partner of IVPEF may be deemed to share the right to direct the voting and dispositive control over such stock.

CUSIP No.

1.	Names of Reporting Persons Yucca (Jersey) SLP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Jersey, Channel Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 68,824 (l)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 68,824 (l)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 68,824

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.4% (b)

14.	Type of Reporting Person (See Instructions) PN

(b) All percentage calculations set forth herein assume that there are 18,278,489 shares of Common Stock outstanding as of July 7, 2014, based on information provided by the Issuer.

(l) Yucca is a co-investment vehicle that is contractually required to mirror the investments of the Index III Funds, Index IV Funds and Index V Funds. Yucca has sole voting and dispositive control over these shares of Common Stock, except that Index Venture III, Index Venture IV and Index Venture V, affiliates of Yucca, may be deemed to share the right to direct the voting and dispositive control over the shares held by Yucca which track the investments of the Index III Funds, Index IV Funds and Index V Funds, respectively.

Item 1.	Security and Issuer

This Schedule 13D relates to the common stock, $0.001 par value per share of the Issuer (the “Common Stock”).  The principal executive offices of the Issuer are located at 245 First Street, Suite 1800, Cambridge, MA, 02142.

Item 2.	Identity and Background

(a) This Statement is being filed by: (i) Index Venture Associates III Limited, a Jersey (Channel Islands) corporation (“Index Venture III”); (ii) Index Ventures III (Delaware) L.P., a Delaware partnership (“IVIII Delaware”); (iii) Index Ventures III (Jersey) L.P., a Jersey (Channel Islands) partnership (“IVIII Jersey”); (iv) Index Ventures III Parallel Entrepreneur Fund (Jersey) L.P., a Jersey (Channel Islands) partnership (“IVPEF III”); (v) Index Venture Associates IV Limited, a Jersey (Channel Islands) corporation (“Index Venture IV”); (vi) Index Ventures IV (Jersey) LP, a Jersey, (Channel Islands) partnership (“IVIV Jersey”); (vii) Index Ventures IV Parallel Entrepreneur Fund (Jersey) LP, a Jersey (Channel Islands) partnership (“IVPEF IV”); Index Venture Associates V Limited, a Jersey (Channel Islands) corporation (“Index Venture V”); (viii) Index Ventures V (Jersey) LP, a Jersey (Channel Islands) partnership (“IVV Jersey”); (ix) Index Ventures V Parallel Entrepreneur Fund (Jersey) LP, a Jersey (Channel Islands) partnership (“IVPEF V”) and Yucca (Jersey) SLP, a Jersey (Channel Islands) partnership (“Yucca,” and together with IVIII Delaware, IVIII Jersey, IVPEF III, IVIV Jersey, IVPEF IV, IVV Jersey and IVPEF V, the “Index Funds”).

Each of the foregoing persons or entities is referred to herein as a “Reporting Person” or collectively as “Reporting Persons.”

Each Reporting Person disclaims beneficial ownership of all shares of Common Stock, other than those reported herein as being owned by such Reporting Person.

(b) The principal executive offices of Index Venture III, IVIII Delaware, IVIII Jersey and IVPEF III are located at No. 1 Seaton Place, St. Helier, Jersey JE4 8YJ. The principal executive offices of Index Venture IV, IVIV Jersey, IPEF IV, Index Venture V, IVV Jersey, IVPEF V and Yucca are located at Ogier House, The Esplanade, St. Helier, Jersey JE4 9WG, Channel Islands.

(c) Index Venture III, Index Venture IV and Index Venture V are corporations organized in Jersey, Channel Islands, and the persons serving as directors and executive officers are set forth on Schedule A hereto. Index Venture III’s principal business is acting as the general partner of IVIII Delaware, IVIII Jersey and IVPEF III. Index Venture IV’s principal business is acting as the general partner of IVIV Jersey and IPEF IV. Index Venture V’s principal businss is acting as the general partner of IVV Jersey and IVPEF V. The principal business of each of the Index Funds is to make investments in the securities of privately held and other businesses.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On June 30, 2014, the Registration Statement on Form S-1 filed with the Securities and Exchange Commission by the Issuer (File No. 333-195169) in connection with its initial public offering of 5,454,545 shares of Common Stock of the Issuer (the “IPO”) was declared effective. The closing of the IPO took place on July 7, 2014, and at such closing IVIII Jersey purchased 239,473 shares of Common Stock; IVIII Delaware purchased 486,463 shares of Common Stock; IVPEF III purchased 8,666 shares of Common Stock; IVIV Jersey purchased 331,542 shares of Common Stock; IVPEF IV purchased 31,470 shares of Common Stock; IVV Jersey purchased 171,437 shares of Common Stock; IVPEF V purchased 1,389 shares of Common Stock; and Yucca purchased 17,060 shares of Common Stock at the IPO price of $6.00 per share.

 In addition, at the closing of the IPO, (i)  $210,198.30 of 8% Convertible Promissory Notes (the “Notes”) held by IVIII Jersey automatically converted into 36,891 shares of Common Stock, (ii) $ $426,995.40 of Notes held by IVIII Delaware automatically converted into 74,940 shares of Common Stock, (iii)  $7,606.30 of Notes held by IVPEF III automatically converted into 1,334 shares of Common Stock, (iv) $5,200 of Notes held by Yucca automatically converted into 912 shares of Common Stock, (v) Euro 234,888.88 of Notes held by IVIV Jersey automatically converted into 56,102 shares of Common Stock, (vi) Euro 22,296.30 of Notes held by IVPEF IV automatically converted into 5,325 shares of Common Stock and (vi) Euro 2,074.07 of Notes held by Yucca automatically converted into 495 shares of Common Stock. Prior to the IPO, the Notes were purchased from the Issuer in a series of private transactions for an aggregate purchase price of $650,100 and Euro 259,259.25.

The working capital of the Reporting Persons was the source of the funds for the purchase of the securities described above. No part of the purchase price of the securities described above was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities described above.

Item 4.	Purpose of Transaction

The Reporting Persons acquired the securities described above for investment purposes. Depending on market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors, the Reporting Persons may dispose of or acquire additional shares of the Issuer.

The Reporting Persons expect to consider and evaluate on an ongoing basis all their options with respect to their investment in the Issuer.  The Reporting Persons expect to engage in discussions with representatives of the Issuer and others, including dealers, concerning the Reporting Persons’ investment in the Issuer and the Issuer’s business, strategy and dealer network.  The Reporting Persons may suggest or take a position with respect to potential changes in the operations or strategy of the Issuer, such as disposing of one or more businesses or assets, or changing marketing, sales or distribution strategies.

The Reporting Persons may at any time or from time to time formulate plans or proposals regarding the Issuer or its securities to the extent deemed advisable by the Reporting Persons in light of their general investment policies, market conditions, subsequent developments affecting the Issuer, the general business and future prospects of the Issuer, or other factors.  The Reporting Persons may change any of their plans or proposals at any time or from time to time, and may take any actions they deem appropriate with respect to their investment. Subject to market conditions, the Reporting Persons’ general investment policies and other factors, the Reporting Persons may continue to hold some or all of their ownership in the Issuer or may at any time or from time to time decrease their ownership interest in the Issuer (including by way of open market or privately negotiated transactions or a distribution of some or all the Issuer’s securities held by the Funds to their partners).  There can be no assurance as to when, over what period of time, or to what extent they may decide to decrease their ownership interest in the Issuer.

None of the Reporting Persons, has any plans that would result in:

(a)                                 The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)                                 An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)                                  A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)                                 Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)                                  Any material change in the present capitalization or dividend policy of the Issuer;

(f)                                   Any other material change in the Issuer’s business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)                                  Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)                                 Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)                                    Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)                                                                                                               As more fully described in Item 3 above, (i) IVIII Jersey is the beneficial owner of 915,621 shares of the Issuer’s Common Stock, representing 5% of the Issuer’s shares of Common Stock outstanding, (ii) IVIII Delaware is the beneficial owner of 1,859,985 shares of the Issuer’s Common Stock, representing 10.2% of the Issuer’s shares of Common Stock outstanding, (iii) IVPEF III is the beneficial owner of 33,134 shares of the Issuer’s Common Stock, representing 0.2% of the Issuer’s shares of Common Stock outstanding, (iv) IVIV Jersey is the beneficial owner of 1,272,674 shares of the Issuer’s Common Stock, representing 7% of the Issuer’s shares of Common Stock outstanding, (v) IVPEF IV is the beneficial owner of 120,803 shares of the Issuer’s Common Stock, representing 0.7% of the Issuer’s shares of Common Stock outstanding, (vi) IVV Jersey is the beneficial owner of 1,006,442 shares of the Issuer’s Common Stock, representing 5.5% of the Issuer’s shares of Common Stock outstanding, (vii) IVPEF V is the beneficial owner of 8,155 shares of the Issuer’s Common Stock, representing 0% of the Issuer’s shares of Common Stock outstanding and (viii) Yucca is the beneficial owner of 68,824 shares of the Issuer’s Common Stock, representing 0.4% of the Issuer’s shares of Common Stock outstanding.  The percentage calculations are based upon 18,278,489 shares of Common Stock outstanding as of July 7, 2014 based on information provided by the Issuer. Index Venture III, Index Venture IV and Index Venture V disclaims beneficial ownership of the securities, and this report shall not be deemed an admission that Index Venture III, Index Venture IV and Index Venture V is the beneficial owner of such securities for purposes of Section 16 or for any other purpose, except to the extent of its pecuniary interest therein.

Each of the Reporting Persons expressly disclaims beneficial ownership of the shares of capital stock of the Issuer owned by all other Reporting Persons.

(b)                                                                                                               By virtue of its status as general partner of IVIII Jersey, IVIII Delaware and IVPEF III, Index Venture III may be deemed to share voting and dispositive power with respect to the 2,808,740 shares of Issuer’s Common Stock, representing approximately 15.4% of the 18,278,489 shares of the Issuer’s Common Stock outstanding as of July 7, 2014, based on information provided by the

Issuer.

IVIII Jersey may be deemed to have sole voting and dispositive power with respect to 915,621 shares of Issuer’s Common Stock, representing approximately 5.0% of the 18,278,489 shares of the Issuer’s Common Stock outstanding as of July 7, 2014, based on information provided by the Issuer.

IVIII Delaware may be deemed to have sole voting and dispositive power with respect to 1,859,985 shares of Issuer’s Common Stock, representing approximately 10.2% of the 18,278,489 shares of the Issuer’s Common Stock outstanding as of July 7, 2014, based on information provided by the Issuer.

IVPEF III may be deemed to have sole voting and dispositive power with respect to 33,134 shares of Issuer’s Common Stock, representing approximately 0.2% of the 18,278,489 shares of the Issuer’s Common Stock outstanding as of July 7, 2014, based on information provided by the Issuer

By virtue of its status as general partner of IVIV Jersey and IVPEF IV, Index Venture IV may be deemed to share voting and dispositive power with respect to the 1,393,477 shares of Issuer’s Common Stock, representing approximately 7.7% of the 18,278,489 shares of the Issuer’s Common Stock outstanding as of July 7, 2014, based on information provided by the Issuer.

IVIV Jersey may be deemed to have sole voting and dispositive power with respect to 1,272,674 shares of Issuer’s Common Stock, representing approximately 7.0% of the 18,278,489 shares of the Issuer’s Common Stock outstanding as of July 7, 2014, based on information provided by the Issuer.

IVPEF IV may be deemed to have sole voting and dispositive power with respect to 120,803 shares of Issuer’s Common Stock, representing approximately 0.7% of the 18,278,489 shares of the Issuer’s Common Stock outstanding as of July 7, 2014, based on information provided by the Issuer.

By virtue of its status as general partner of IVV Jersey and IVPEF V, Index Venture V may be deemed to share voting and dispositive power with respect to the 1,014,597 shares of Issuer’s Common Stock, representing approximately 5.5% of the 18,278,489 shares of the Issuer’s Common Stock outstanding as of July 7, 2014, based on information provided by the Issuer.

IVV Jersey may be deemed to have sole voting and dispositive power with respect to 1,006,442 shares of Issuer’s Common Stock, representing approximately 5.5% of the 18,278,489 shares of the Issuer’s Common Stock outstanding as of July 7, 2014, based on information provided by the Issuer.

IVPEF V may be deemed to have sole voting and dispositive power with respect to 8,155 shares of Issuer’s Common Stock, representing approximately 0.00045% of the 18,278,489 shares of the Issuer’s Common Stock outstanding as of July 7, 2014, based on information provided by the Issuer.

Yucca may be deemed to have sole voting and dispositive power with respect to 68,824 shares of Issuer’s Common Stock, representing approximately 0.4% of the 18,278,489 shares of the Issuer’s Common Stock outstanding as of July 7, 2014, based on information provided by the Issuer.

(c)                                                                                                                During the past sixty days prior to the date hereof, the following transactions occurred:

Other than as described in Items 3 and 4 above, during the past sixty days prior to the date hereof, the Reporting Persons have not engaged in any transaction in the Issuer’s Common Stock.

(d)                                                                                                               No person other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by any of the Reporting Persons.

(e)                                                                                                                Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Board of Directors

Michele Ollier and Francesco De Rubertis (the “Index Directors”) were elected as directors of the Issuer pursuant to an investor rights agreement that the Issuer entered into with certain holders of its securities, including the Reporting Persons. The rights to be appointed to the Issuer’s board of directors pursuant to the investor rights agreement terminated upon the closing of this offering and there is no further contractual obligations regarding the election of the Issuer’s directors.  Each Index Director will continue to hold office until his successor has been elected and qualified or until the earlier of his resignation or removal.

Lock-Up Agreement

The Index Funds, certain other stockholders and each director and officer of the Issuer agreed with Jefferies LLC (the “Underwriter”), pursuant to a lock-up agreement (each, a “Lock-Up Agreement”), for the period beginning on the date of such Lock-Up Agreement and continuing through the close of trading on the date that is 180 days after June 30, 2014, subject to certain exceptions, not to offer, sell, assign, transfer, pledge, contract to sell, or otherwise dispose of or announce the intention to otherwise dispose of, or enter into any swap, hedge or similar agreement or arrangement that transfers, in whole or in part, the economic risk of ownership of, directly or indirectly, engage in any short selling of any common stock or securities convertible into or exchangeable or exercisable for any common stock, whether currently owned or subsequently acquired, without the prior written consent of the Underwriter, for a period of 180 days from the date of effectiveness of the offering.

Investors’ Rights Agreement

The Index Funds and certain other stockholders (collectively, the “Holders”) of the Issuer have entered into an Investors’ Rights Agreement, dated August 29, 2007, as amended on December 20, 2013 (the “Investors’ Rights Agreement”), with the Issuer.  With the closing of the IPO, holders of a total of 8,220,870 shares of our common stock as of March 31, 2014, including for this purpose 351,595 shares of common stock issued upon the conversion of the Notes and accrued interest thereon immediately prior to the closing of the IPO have the right to require the Issuer to register these shares (“Registrable Shares”) under the Securities Act under specified circumstances and will have incidental registration rights as described below. After registration pursuant to these rights, these shares will become freely tradable without restriction under the Securities Act.

.

Demand Registration Rights

At any time after 180 days after the closing of this offering, the holders of a majority of the Registrable

Shares may request that we register all or a portion of their common stock for sale under the Securities Act so long as the total amount of Registrable Shares registered has an anticipated aggregate offering price of less than $10.0 million. The Issuer will effect the registration as requested, unless in the good faith judgment of the Issuer’s Board of Directors, such registration would be seriously detrimental to the Issuer and its stockholders and should be delayed. The Issuer is not obligated to file a registration statement pursuant to these demand provisions on more than two occasions. In addition, when the Issuer is eligible for the use of Form S-3, or any successor form, holders of a majority of the shares having demand registration rights may make up to two requests within any 12-month period that the Issuer register all or a portion of their common stock for sale under the Securities Act on Form S-3, or any successor form.

Piggyback Registration Rights

In addition, if at any time the Issuer registers any shares of its common stock, the holders of all shares having registration rights are entitled to at least 30 days notice of the registration and to include all or a portion of their common stock in the registration. With respect to the IPO, the registration rights have been validly waived.

In the event that any registration in which the holders of Registrable Shares participate pursuant to the registration rights agreement is an underwritten public offering, the number of Registrable Shares to be included may, in specified circumstances, be limited due to market conditions.

Expenses of Registration

The Issuer will pay all registration expenses (other than underwriting discounts and selling commissions) and the reasonable fees and expenses of a single special counsel for the selling stockholders, related to any demand or piggyback registration.

Indemnification

The registration rights agreement contains customary cross-indemnification provisions, pursuant to which the Issuer is obligated to indemnify the selling stockholders in the event of material misstatements or omissions in the registration statement attributable to the Issuer, and the selling stockholders are obligated to indemnify the Issuer for material misstatements or omissions in the registration statement attributable to them. The demand and piggyback registration rights described above will expire three years after our initial public offering or, with respect to any particular stockholder, when that stockholder can sell all of its shares under Rule 144 of the Securities Act.

Termination

Shares of Common Stock cease to be Registrable Securities under the Investors’ Rights Agreement, and a stockholder party’s ability to initiate a registration or exercise its piggyback registration rights terminates, upon the earlier of:

•                  The fifth anniversary of the closing of the IPO; and

•                  with respect to any Holder, the earlier of such time that the Holder is able to sell all of its Registrable Securities pursuant to Rule 144(k) under the Securities Act.

The foregoing description of the terms of the Investors’ Rights Agreement and the Lock-up Agreement is

intended as a summary only and is qualified in its entirety by reference to the Investors’ Rights Agreement and Form of Lock-up Agreement, which are filed as exhibits to this Schedule 13D and incorporated by reference herein.

Other than as described in this Schedule 13D, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understanding or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer

Item 7.	Material to be Filed as Exhibits

Exhibit 1

Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Exhibit 2

Form of Lock-up Agreement, incorporated by reference to Exhibit C to the Underwriting Agreement filed as Exhibit 1.1 to Amendment No. 1 to the Issuer’s Registration Statement on Form S-1 (SEC File No. 333-195169), filed with the SEC on June 10, 2014.

Exhibit 3

Investors’ Rights Agreement, dated as of August 29, 2007 by and among the Issuer and the parties signatory thereto, as amended on December 20, 2013 filed as Exhibits 4.2 and 4.3 to the Issuer’s Registration Statement on Form S-1 (SEC File No. 333-195169), filed with the SEC on April 9, 2014.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

07/07/2014
Date

Index Venture Associates III Limited

By:	/s/ Sinead Meehan
Name: Sinead Meehan
Title: Director

Index Ventures III (Jersey) L.P.

By:	Index Venture Associates III Limited, Its General Partner

By:	/s/ Sinead Meehan
Name: Sinead Meehan
Title: Director

Index Ventures III (Delaware) L.P.

By:	Index Venture Associates III Limited, Its General Partner

By:	/s/ Sinead Meehan
Name: Sinead Meehan
Title: Director

Index Ventures III Parallel Entrepreneur Fund (Jersey) L.P.

By:	Index Venture Associates III Limited, Its General Partner

By:	/s/ Sinead Meehan
Name: Sinead Meehan
Title: Director

Index Venture Associates IV Limited

By:	/s/ Sinead Meehan
Name: Sinead Meehan
Title: Director

Index Ventures IV (Jersey) LP

By:	Index Venture Associates IV Limited, Its General Partner

By:	/s/ Sinead Meehan
Name: Sinead Meehan
Title: Director

Index Ventures IV Parallel Entrepreneur Fund (Jersey) L.P.

By:	Index Venture Associates IV Limited, Its General Partner

By:	/s/ Sinead Meehan
Name: Sinead Meehan
Title: Director

Index Venture Associates V Limited

By:	/s/ Sinead Meehan
Name: Sinead Meehan
Title: Director

Index Ventures V (Jersey) LP

By:	Index Venture Associates V Limited, Its General Partner

By:	/s/ Sinead Meehan
Name: Sinead Meehan
Title: Director

Index Ventures V Parallel Entrepreneur Fund (Jersey) LP

By:	Index Venture Associates V Limited, Its General Partner

By:	/s/ Sinead Meehan
Name: Sinead Meehan
Title: Director

Yucca (Jersey) SLP

By Ogier Employee Benefit Services Limited as Authorized Signatory of Yucca . Jersey Branch in its Capacity as Administrator of the Index Co-Investment Scheme,
By:	s/ Alex Di Santo and Edward Thorogood
Name: Alex Di Santo and Edward Thorogood
Title: Authorized Signatories.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

SCHEDULE A

The name and present principal occupation of each director of Index Venture Associates III Limited is set forth below. The business address of each director of Index Venture is c/o Index Venture Associates III Limited, No. 1 Seaton Place, St. Helier, Jersey, JE4 8YJ, Channel Islands. All the persons listed below are citizens of Jersey (Channel Islands), except Bernard Dallé, who is a citizen of Switzerland.

Name	Position with Index Venture	Principal Occupation (if different)
Bernard Dallé	Director	Venture Capitalist

David Hall	Director	Non-executive director for various private equity structures

Phil Balderson	Director	Non-executive director for various private equity structures

Ian Henderson	Director	Director of EFG Wealth Solutions (Jersey) Limited

Nigel Greenwood	Director	Director of EFG Wealth Solutions (Jersey) Limited

Sinéad Meehan	Director	Internal Legal Counsel Index Ventures group

The name and present principal occupation of each director of Index Venture Associates IV Limited is set forth below. The business address of each director is c/o Index Venture Associates IV Limited, Ogier House, The Esplanade, St Helier, Jersey, JE4 9WG, Channel Islands. All the persons listed below are citizens of Jersey (Channel Islands), except Bernard Dallé, who is a citizen of Switzerland.

Name	Position with Index Venture	Principal Occupation (if different)
Bernard Dallé	Director	Venture Capitalist

David Hall	Director	Non-executive director for various private equity structures

Phil Balderson	Director	Non-executive director for various private equity structures

Paul Willing	Director	Director of Ogier Fund Administration (Jersey) Limited

Sinéad Meehan	Director	Internal Legal Counsel Index Ventures group

The name and present principal occupation of each director of Index Venture Associates V Limited is set forth below. The business address of each director is c/o Index Venture Associates V Limited, Ogier House, The Esplanade, St Helier, Jersey, JE4 9WG, Channel Islands. All the persons listed below are citizens of Jersey (Channel Islands), except Bernard Dallé, who is a citizen of Switzerland.

Name	Position with Index Venture	Principal Occupation (if different)
Bernard Dallé	Director	Venture Capitalist

David Hall	Director	Non-executive director for various private equity structures

Phil Balderson	Director	Non-executive director for various private equity structures

Paul Willing	Director	Director of Ogier Fund Administration (Jersey) Limited

Sinéad Meehan	Director	Internal Legal Counsel Index Ventures group